Exhibit 11

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION
OF
EARNINGS PER SHARE OF CLASS A STOCK

(Amounts in thousands, except per share data)

	Fiscal Year Ended December 31,
	2005	2004	2003
	(U.S. Dollars in thousands)

Weighted average number of shares outstanding:
4% Preferred	116	125	132
6-1/2% Preferred	522	547	578
Class A	19,967	19,841	19,713

BASIC EPS
Net (Loss) income(1)	$(6,149)	$(18,585)	$8,355	(2)

Earnings per Class A share	$(0.31)	$(0.94)	$0.42

Shares used in calculation	19,967	19,841	19,713	(3)

DILUTED EPS
Net (Loss) income	$(6,149)	$(18,585)	$8,847

Earnings per Class A share	$(0.31)	$(0.94)	$0.40

Share used in calculation:
Basic	19,967	19,841	19,713
4% Preferred	-	-	657
6% Preferred	-	-	1,733
Option	-	-	17

Total	19,967	19,841	22,120

(1)	After deduction of preferred stock dividends (in thousands) of 191, $200 and $213 for the years 2005, 2004 and 2003, respectively.
(2)	After allocation of net income to the participating 4% Cumulative Convertible Preferred Stock.
(3)	Restated in order to reflect the implementation of the two-class method instead of the if converted method implemented in the past.